**ReliaStar Life Insurance Company of New York
and its Separate Account NY-B**

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated June 30, 2008 to the Contract Prospectus dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

IMPORTANT INFORMATION REGARDING UPCOMING FUND LIQUIDATION

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 28, 2008 and replaces the supplement dated April 28, 2008. Please read it carefully and keep it with your current Contract Prospectus for future reference.

On January 31, 2008, the Board of Trustees of ING Variable Products Trust approved a proposal to liquidate the ING VP Financial Services Portfolio.

The proposed liquidation is subject to shareholder approval. If shareholder approval is obtained, it is expected that the liquidation will take place after the close of business on September 5, 2008 (the "Closing Date").

Voluntary Transfers Before the Effective Date of the Liquidation. Anytime prior to the Closing Date you may transfer amounts that you have allocated to the subaccount that invests in the ING VP Financial Services Portfolio to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

P.O. Box 9271
Des Moines, Iowa 50306-9271

1-800-366-0066

See also the Transfers Among Your Investments section on page 50 of your Contract Prospectus for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

Automatic Reallocation Upon Liquidation. After the Closing Date and our receipt of the proceeds from the liquidation of the ING VP Financial Services Portfolio, amounts that were allocated to the subaccount that invested in this portfolio will be automatically reallocated to the subaccount that invests in the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your account value immediately before the reallocation will equal your account value immediately after the reallocation.

Future Allocations. After the Closing Date, the subaccount that invested in the ING VP Financial Services Portfolio will no longer be available through your Contract Prospectus. Any future allocations directed to a subaccount that invested in this portfolio will be automatically allocated to the subaccount that invests in the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio.

Information about the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio. Summary information about the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio can be found in Appendix B – The Funds in your Contract Prospectus, and in the fund fact sheet for that fund. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting our Customer Service Center as noted above.

There will be no further disclosure regarding the ING VP Financial Services Portfolio in future Contract Prospectuses.